Final Term Sheet	Filed pursuant to Rule 433
(To prospectus supplement dated March 1, 2010	Registration No. 333-165076
and prospectus dated February 25, 2010)	February 16, 2011
CUSIP No. 78355HJQ3
RYDER SYSTEM, INC.
Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More
from Date of Issue

Trade Date:	February 16, 2011

Principal Amount:	$350,000,000

Public Offering Price:	99.962%

Issue Date:	February 24 , 2011 (T+5)

Maturity Date:	March 2, 2015

Interest Rate:	3.15%

Day Count:	30/360

Net Proceeds to Ryder (before expenses):	$348,292,000

Interest Payment Dates:	Semi-annually on March 1and September 1of each year, commencing September 1, 2011, and at Maturity.

Underwriters’ Commission:	0.450%

Record Dates:	February 15 and August 15

Form:	☑ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity

☑ The Notes may be redeemed prior to maturity

Optional Redemption:	☐ No

☑ Yes

Other Terms

The Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (not including any portion of such payments of interest accrued as of the date of redemption), from the redemption date to March 2, 2015 discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means, with respect to any redemption date for the Notes, one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,

(i) the average of four Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or

(ii) if the Trustee is given fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes, BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc. and RBC Capital Markets, LLC and their respective successors (provided, however, that if any such firm or any such successor, as the case may be, ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer).

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:	☑ If we experience a Change of Control Triggering Event, we may be required to offer to purchase the Notes from holders as described below under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☑ No

Total Amount of OID:	N/A

Yield to Maturity:	N/A

Initial Accrual Period OID	N/A
Offer to Redeem Upon Change of Control Triggering Event.
     Upon the occurrence of a Change of Control Triggering Event (as defined below), each Holder of Notes will have the right to require us to purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.
     Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the Change of Control, we will be required to send, by first class mail, a notice to each Holder of Notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. Holders of Notes electing to have

Notes purchased pursuant to a Change of Control Offer will be required to surrender their Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the paying agent at the address specified in the notice, or transfer their Notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.
     We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer.
     We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.
     “Below Investment Grade Rating Event” means the rating on the Notes is lowered by each of the Rating Agencies and the Notes are rated below Investment Grade by each of the Rating Agencies on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) after the earlier of (1) the occurrence of a Change of Control or (2) public notice of the occurrence of a Change of Control or our intention to effect a Change of Control; provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).
     “Change of Control” means the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than our company or our subsidiaries, becomes the beneficial owner (as defined in Rules 13(d)(3) and 13(d)(5) under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of our Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares.
     “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.
     “Fitch” means Fitch Ratings.
     “Investment Grade” means a rating of BBB- (with at least a neutral outlook) or better by Fitch (or its equivalent under any successor rating category of Fitch); a rating of Baa3 (with at least a neutral outlook) or better by Moody’s (or its equivalent under any successor rating category of Moody’s); and a rating of BBB- (with at least a neutral outlook) or better by S&P (or its equivalent under any successor rating category of S&P).
     “Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.
     “Rating Agency” means (1) each of Fitch, Moody’s and S&P, and (2) if any of Fitch, Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

     “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
     “Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such person.
     If we experience a Change of Control Triggering Event, we may not have sufficient financial resources available to satisfy our obligations to repurchase the Notes. In addition, our ability to repurchase the Notes may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Subject to the limitations described in the accompanying prospectus supplement and prospectus to which this pricing supplement relates, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the Notes.

BofA Merrill Lynch	Joint Book-Running Managers BNP PARIBAS RBC Capital Markets	Mizuho Securities USA Inc.

Mitsubishi UFJ Securities SunTrust	Senior Co-Managers Morgan Stanley US Bancorp	RBS Wells Fargo Securities

BB&T Capital Markets Comerica Securities Morgan Keegan	Co-Managers BNY Mellon Capital Markets, LLC HSBC	Citi Jefferies & Company PNC Capital Markets LLC

Underwriters Capacity:	☐ As agent ☑ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the Time of sale.

☑ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Plan of Distribution:
     Under the terms and subject to the conditions of the Selling Agency Agreement dated March 1, 2010 among Ryder System, Inc. (the “Company”) and BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., Comerica Securities, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated (successor to Banc of America Securities LLC), Mitsubishi UFJ Securities (USA), Inc., Mizuho Securities USA Inc., Morgan Keegan & Company, Inc., Morgan Stanley & Co. Incorporated, RBC Capital Markets, LLC, RBS Securities Inc., SunTrust Robinson Humphrey, Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC as well as under the terms of the Terms Agreement dated February 16, 2011 among the Company and BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc. and RBC Capital Markets, LLC, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and Ryder has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
BNP Paribas Securities Corp.	$56,875,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	56,875,000
Mizuho Securities USA Inc.	56,875,000
RBC Capital Markets, LLC	56,875,000
Mitsubishi UFJ Securities (USA), Inc.	11,084,000
Morgan Stanley & Co. Incorporated	11,084,000
RBS Securities Inc.	11,083,000
SunTrust Robinson Humphrey, Inc.	11,083,000
U.S. Bancorp Investments, Inc.	11,083,000
Wells Fargo Securities, LLC	11,083,000
BB&T Capital markets, a division of Scott & Stringfellow, LLC	7,000,000
BNY Mellon Capital Markets, LLC	7,000,000
Citigroup Global Markets Inc.	7,000,000
Comerica Securities, Inc.	7,000,000
HSBC Securities (USA) Inc.	7,000,000
Jefferies & Company, Inc.	7,000,000
Morgan Keegan & Company, Inc.	7,000,000
PNC Capital Markets LLC	7,000,000

Total	$350,000,000

     The Underwriters are committed to take and pay for all of the Notes if any are taken.
     The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.
     Each Underwriter and certain of its affiliates may from time to time engage in transactions with, and perform investment banking and commercial lending services for, the Company and certain of its affiliates in the ordinary course of business for which they have received, or may receive, customary fees and expenses.
     Delivery is expected to be made against payment for the Notes on the Settlement Date, which will be the fifth business day following the date of this final term sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this final term sheet or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the pricing supplement and prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
     You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Mizuho Securities USA Inc. toll-free at 1-866-271-7403 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.